Teva to Report Second Quarter 2016 Financial Results on August 4, 2016

Jerusalem, July 27, 2016 - Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced today that it will release its second quarter 2016 financial results on Thursday, August 4, 2016 at 7:00 a.m. ET.

Teva will host a conference call and live webcast on the same day, at 8:00 a.m. ET to discuss its second quarter 2016 results and overall business environment. A Question & Answer session will follow this discussion.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States 1-866-254-0808; Canada 1-866-607-2172 or International +44(0) 1452 541003; passcode: 52122137. For a list of other international toll-free numbers, click here.

A live webcast of the call will also be available on Teva’s website at: www.ir.tevapharm.com Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company’s website. The replay can also be accessed until September 4, 2016, 9:00 a.m. ET by calling United States 1-866-247-4222; Canada 1-866-878-9237 or International +44(0) 1452550000; passcode: 52122137.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.